UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

RESOLUTE ENERGY CORPORATION

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

76116A306

(CUSIP Number)

Francis B. Barron

Senior Vice President — General Counsel

Cimarex Energy Co.

1700 Lincoln Street, Suite 3700

Denver, Colorado 80203

(303) 295-3995

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	Name of Reporting Person Cimarex Energy Co.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds N/A (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,147,236

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,147,236 shares of Common Stock, par value $0.01 per share, of the Issuer (see Note 1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.9% (see Note 2)

14	Type of Reporting Person CO - corporation

(1)              The Reporting Person (as defined below) does not own any shares of Resolute Common Stock (as defined below). However, because the Reporting Person is a party to the Voting and Support Agreements (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 6,147,236 shares of Resolute Common Stock (which includes (i) 239,036 shares of Resolute restricted stock, (ii) options to purchase 372,314 shares of Resolute Common Stock, (iii) 134,198 outperformance share rights which would, if the relevant performance and other vesting conditions were met, result in the issuance of one share of Resolute Common Stock to the holder of each such outperformance share right, and (iv) 67,723 shares of Resolute Common Stock issuable upon conversion of 2,000 shares of Resolute preferred stock) with respect to the matters covered by the Voting and Support Agreements. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(2)              Calculation of percentage based on 23,737,697 shares of Resolute Common Stock issued and outstanding as of November 18, 2018 (which includes (i) 22,358,365 shares of Resolute Common Stock as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement (as defined below), (ii) 805,097 shares of Resolute restricted stock, (iii) options to purchase 372,314 shares of Resolute Common Stock, (iv) 134,198 outperformance share rights which would, if the relevant performance and other vesting conditions were met, result in the issuance of one share of Resolute Common Stock to the holder of each such outperformance share right, and (v) 67,723 shares of Resolute Common Stock issuable upon conversion of 2,000 shares of Resolute preferred stock).

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.0001 per share (the “Resolute Common Stock”), of Resolute Energy Corporation, a Delaware corporation (the “Issuer” or “Resolute”), the principal executive offices of which are located at 1700 Lincoln Street, Suite 2800, Denver, Colorado 80203.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of Cimarex Energy Co., a Delaware corporation (the “Reporting Person” or “Cimarex”).

The principal business address of Cimarex is 1700 Lincoln Street, Suite 3700, Denver, Colorado 80203.

Cimarex is an independent oil and gas exploration and production company. Its operations are entirely located in the United States, mainly in Oklahoma, Texas, and New Mexico and are currently focused in two main areas: the Permian Basin and the Mid-Continent.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A has (1) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

On November 18, 2018, Cimarex entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Resolute, CR Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Cimarex (“Merger Sub”), and CR Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Cimarex (“LLC Sub” and, together with Merger Sub 1, the “Merger Subs”), pursuant to which Cimarex will acquire the Issuer in exchange for cash and shares of Cimarex common stock, par value $0.01 per share (the “Cimarex Common Stock”).

On November 18, 2018, in connection with the execution of the Merger Agreement, Cimarex entered into voting and support agreements (each, a “Voting and Support Agreement” and, collectively, the “Voting and Support Agreements”), with each of (1) Monarch Alternative Capital LP, MDRA GP LP, Monarch GP LLC (collectively, “Monarch”), (2) John C. Goff, John C. Goff 2010 Family Trust, JCG 2016 Holdings, LP, Goff Family Investments, LP, Kulik Partners, LP, Cuerno Largo Partners, LP, Goff Family Foundation, Goff Ren Holdings, LLC, Goff Ren Holdings II, LLC (collectively, “Goff”), (3) RR Advisors, LLC d/b/a RCH Energy (“RCH”), (4) Richard Betz (“Betz”), (5) Nicholas Sutton (“Sutton”) and (6) Theodore Gazulis (“Gazulis” and together with Monarch, Goff, RCH, Betz and Sutton, the “Resolute Stockholders”).

The shares of Resolute Common Stock to which this Schedule 13D relates have not been purchased by Cimarex, and no funds were expended in connection with the execution of either the Merger Agreement or the Voting and Support Agreements.

Item 4. Purpose of Transaction.

Under the terms of the Merger Agreement, Merger Sub will be merged with and into Resolute (the “First Merger”), with Resolute surviving and continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the First Merger (the “Effective Time”), each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and each share of Resolute Common Stock issued and outstanding immediately prior to the Effective Time (other than as described in the Merger Agreement) will be converted into the right to receive (in accordance with such holder’s election) (1) an amount in cash, without interest, equal to $14.00 and 0.2366 validly issued, fully paid and non-assessable shares of Cimarex Common Stock (such consideration, the “Mixed Election Consideration”), (2) an amount of cash, without interest, equal to $35.00 (subject to adjustment in accordance with the terms of the Merger Agreement) (such consideration, the “Cash Election Consideration”) or (3) 0.3943 validly issued, fully paid and non-assessable shares of Cimarex Common Stock (subject to adjustment in accordance with the terms of the Merger Agreement) (such consideration, the “Stock Election Consideration”) (the Mixed Election Consideration, the Cash Election Consideration or the Stock Election Consideration, as applicable, the “Merger Consideration”). At the Effective Time, each share of preferred stock of Resolute, par value $0.0001 per share issued and outstanding immediately prior to the Effective Time will remain outstanding as one share of preferred stock of the Surviving Corporation, par value $0.0001 per share.

Immediately following the Effective Time, the Surviving Corporation will be merged with and into LLC Sub (the “Second Merger” and, collectively with the First Merger, the “Merger”), with LLC Sub surviving and continuing as the surviving company (the “Surviving Company”). At the effective time of the Second Merger (the “Second Merger Effective Time”), each share of common stock of the Surviving Corporation outstanding immediately prior to the Second Merger Effective Time will be cancelled, and no consideration will be paid and the limited liability company interests of LLC Sub outstanding immediately prior to the Second Merger Effective Time will remain outstanding and will constitute the only outstanding limited liability company interests of the Surviving Company. At the Second Merger Effective Time, each share of preferred stock of the Surviving Corporation, par value $0.0001 per share, issued and outstanding immediately prior to the Second Merger Effective Time will be converted into one share of preferred stock of Cimarex, par value $0.0001 per share which will remain outstanding from and after the Second Merger Effective Time.

Pursuant to the Merger Agreement, at the Effective Time, (1) each outstanding share of restricted stock granted pursuant to the 2009 Performance Incentive Plan, as amended (the “Resolute Equity Plan”), will become fully vested (with any performance-based vesting satisfied at the maximum level) and each holder will have the right to receive Merger Consideration at their election, (2) each outstanding outperformance share right granted pursuant to the Resolute Equity Plan (which would, if the relevant performance and other vesting conditions were met, result in the issuance of one share of Resolute Common Stock to the holder of such outperformance share right) will become fully vested (with any performance-based vesting deemed satisfied at the maximum level) and automatically cancelled and converted into the right to receive Merger Consideration at the election of the holder, (3) each outstanding option to purchase Resolute Common Stock granted pursuant to the Resolute Equity Plan (a “Resolute Option”) will become fully vested and automatically cancelled and converted into the right to receive the excess of (a) the Merger Consideration (at the election of the holder) minus (b) the applicable exercise price per share under such Resolute Option, (4) each outstanding stock appreciation right granted pursuant to the Resolute Equity Plan (a “Resolute SAR”) will become fully vested and automatically cancelled and converted into the right to receive an amount in cash equal to the product of (a) the total number of shares of Resolute Common Stock subject to such Resolute SAR immediately prior to the Effective Time multiplied by (b) the excess of the Cash Election Consideration minus the per share base price of such Resolute SAR, and (5) each outstanding award of restricted cash granted pursuant to the Resolute Equity Plan will become fully vested and payable at the time set forth in the Resolute Equity Plan and applicable award agreement.

The completion of the Merger is subject to satisfaction or waiver of certain customary mutual closing conditions, including (1) the receipt of the required approval of the Merger Agreement, and the transactions contemplated thereby, including the First Merger, by Resolute’s common stockholders (the “Resolute Stockholder Approval”), (2) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (3) the absence of any governmental order or law that makes consummation of the Merger illegal or otherwise prohibited, (4) the effectiveness of the registration statement on Form S-4 to be filed by Cimarex pursuant to which the shares of Cimarex Common Stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), (5) the authorization for listing of Cimarex Common Stock to be issued in connection with the Merger on the NYSE, and (6) the receipt by each party of a customary opinion that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

As an inducement to Cimarex entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, Cimarex entered into the Voting and Support Agreements with the Resolute Stockholders. Each Voting and Support Agreement requires, subject to the terms and conditions thereof, that the Resolute Stockholders vote or cause to be voted all Resolute Common Stock owned by the Resolute Stockholders in favor of the transactions contemplated by the Merger Agreement. The Voting and Support Agreements with Betz, Sutton and Gazulis will terminate upon the earlier to occur of the consummation of the Merger or the termination of the Merger Agreement pursuant to and in compliance with the terms thereof.

The Voting and Support Agreements with Monarch, Goff and RCH will terminate upon the earliest to occur of (a) the receipt of Resolute Stockholder Approval, (b) the date of any amendment, waiver or modification of the Merger Agreement without Resolute stockholders’ prior written consent that has the effect of (1) decreasing the Merger Consideration, (2) changing the form of Merger Consideration, in each case, payable to the Resolute stockholders or (3) otherwise affecting the Resolute stockholders in a materially adverse manner, (c) the consummation of the Merger or (d) the termination of the Merger Agreement pursuant to and in compliance with the terms thereof.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would become a direct wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the restatement of the Issuer’s charter and bylaws, (v) the termination of the Issuer’s listing on the NYSE and (vi) the termination of the Resolute Common Stock’s registration under Section 12(g)(4) of the Exchange Act. Except for the transactions contemplated by the Merger Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Voting and Support Agreements set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement included as Exhibit A and the Voting and Support Agreements included as Exhibit B, Exhibit C, Exhibit D, Exhibit E, Exhibit F and Exhibit G, which are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Resolute Common Stock. However, because of the Resolute Stockholders’ obligations under the Voting and Support Agreements, the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 6,147,236 shares of Resolute Common Stock in favor of the approval of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to be the beneficial owner of an aggregate of 6,147,236 shares of Resolute Common Stock.

The shares of Resolute Common Stock subject to the Voting and Support Agreements represent 25.9% of the outstanding shares of Resolute Common Stock, based on a total of 23,737,697 shares of Resolute Common Stock outstanding as of November 18, 2018 (which includes (i) 22,358,365 shares of Resolute Common Stock as represented to the Reporting Person by the Issuer pursuant to the Merger Agreement, (ii) 805,097 shares of Resolute restricted stock, (iii) options to purchase 372,314 shares of Resolute Common Stock, (iv) 134,198 outperformance share rights which would, if the relevant performance and other vesting conditions were met, result in the issuance of one share of Resolute Common Stock to the holder of each such outperformance share right, and (v) 67,723 shares of Resolute Common Stock issuable upon conversion of 2,000 shares of Resolute preferred stock).

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Resolute Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c). Except as set forth in this Schedule 13D with reference to the Merger Agreement and the Voting and Support Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Resolute Common Stock during the past 60 days.

(d). The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Resolute Common Stock subject to the Voting and Support Agreements. The Reporting Person will have no pecuniary interest in shares of Resolute Common Stock unless and until the transactions contemplated by the Merger Agreement are consummated.

(e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Merger Agreement and the Voting and Support Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Merger Agreement included as Exhibit A and the copy of the Voting and Support Agreements included as Exhibit B, Exhibit C, Exhibit D, Exhibit E, Exhibit F and Exhibit G, are incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Resolute Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

A

Agreement and Plan of Merger, dated as of November 18, 2018, by and among Cimarex Energy Co., CR Sub 1 Inc., CR Sub 2 LLC and Resolute Energy Corporation (attached as Exhibit 2.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

B

Voting Agreement, dated as of November 18, 2018, by and among Cimarex Energy Co. and Monarch Alternative Capital LP, MDRA GP LP and Monarch GP LLC (attached as Exhibit 10.1 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

C

Voting Agreement, dated as of November 18, 2018, by and among Cimarex Energy Co., John C. Goff and certain other related entities thereto (attached as Exhibit 10.2 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

D

Voting Agreement, dated as of November 18, 2018, by and between Cimarex Energy Co. and RR Advisors, LLC (attached as Exhibit 10.3 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

E

Voting Agreement, dated as of November 18, 2018, by and between Cimarex Energy Co. and Richard Betz (attached as Exhibit 10.4 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

F

Voting Agreement, dated as of November 18, 2018, by and between Cimarex Energy Co. and Nicholas J. Sutton (attached as Exhibit 10.5 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

G

Voting Agreement, dated as of November 18, 2018, by and between Cimarex Energy Co. and Theodore Gazulis (attached as Exhibit 10.6 to the Reporting Person’s Current Report on Form 8-K (File No. 001-31446) filed with the Securities and Exchange Commission on November 20, 2018 and incorporated herein in its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2018

CIMAREX ENERGY CO.

By:	/s/ Francis B. Barron
Name:	Francis B. Barron
Title:	Senior Vice President — General Counsel

ANNEX A

Directors and Executive Officers of Reporting Person

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is 1700 Lincoln Street, Suite 3700, Denver, Colorado 80203. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation or Employment	Citizenship
Directors

Hans Helmerich	Chairman and former CEO, Helmerich & Payne, Inc.	United States

David A. Hentschel	Retired, former Chairman and CEO, Occidental Oil and Gas Corporation	United States

Harold R. Logan, Jr.	Independent Lead Director and Chair of Nominating Committee of Cimarex; Chairman, Suburban Propane Partners L.P.	United States

Floyd R. Price	Chair of Compensation and Governance Committee of Cimarex; Retired, former executive officer, Apache Corporation	United States

Monroe W. Robertson	Chair of Audit Committee of Cimarex; Retired, former President and Chief Operating Officer, Key Production Co.	United States

Lisa A. Stewart	Chairman, President, Chief Executive Officer and Chief Investment Officer, Sheridan Production Partners	United States

Michael J. Sullivan	Retired Senior Attorney, Lewis Roca Rothgerber LLP	United States

Frances M. Vallejo	Retired, former Vice President, ConocoPhillips	United States

Executive Officers

Thomas E. Jorden	Chairman, CEO and President	United States

Joseph R. Albi	Executive Vice President—Operations, Chief Operating Officer	United States

G. Mark Burford	Vice President and CFO	United States

Stephen P. Bell	Executive Vice President—Business Development	United States

John A. Lambuth	Senior Vice President—Exploration	United States